Exhibit 99.3

HomesToLife Ltd Delivers 87% Increase in 1H 2025 Net Income to US$10.0 Million

Export growth and geographical expansion drive strong first-half performance

SINGAPORE, Sep. 17, 2025 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), a Singapore-based home furniture company with sales across Asia-Pacific, Europe and North America, today announced its unaudited financial results for the six months ended June 30, 2025 (“1H 2025”).

“Strong export sales and favourable foreign exchange gains underpinned a 87% increase in net income to $10.0 million,” said Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife. “Our capital-efficient model delivered a strong 61%1 return on equity in 1H 2025, underscoring the benefits of consolidating all trading and marketing under one group and positioning us for sustained growth in our core B2B furniture business across key international markets.”

“While we are mindful of recent U.S. policy remarks regarding furniture imports, our direct sales exposure to the U.S. remains modest at 7.7% of 1H 2025 revenue, and we are confident that our diversified export base across Europe and Asia-Pacific will continue to drive long-term growth.” Ms. Phua Mei Ming added.

Selected Financial Highlights – 1H2024 vs 1H2025

	1H 2024 US$’000	% OF REV.	1H 2025 US$’000	% of REV.	Y/Y CHANGE
Net revenue	156,312		180,775		16%
Retail	2,003	1%	3,382	2%	69%
Export	148,257	95%	168,009	93%	13%
Leather Trading	6,052	4%	9,384	5%	55%

By geographical	156,312		180,775		16%
Asia Pacific	42,860	27%	48,683	27%	14%
Europe	94,433	61%	109,989	61%	16%
[2]North America	19,019	12%	22,103	12%	16%

Gross profit	41,936	26.8%	49,832	27.6%	19%
Retail	1,227	61%	1,981	59%	61%
Export	40,437	27%	47,483	28%	17%
Leather Trading	272	5%	368	4%	35%

Operating expenses	34,515	22.1%	40,784	22.6%	18%

Income from operations	7,421	4.7%	9,048	5.0%	22%
Net income	5,366	3.4%	10,024	5.5%	87%

Net income per share	0.06		0.11

1 Return on Equity (“ROE”) is calculated as net income attributable to shareholders divided by average shareholder equity for the period, where average equity is derived from the sum of opening and closing equity balances divided by two. For 1H 2025, ROE was 61% (Net income: $10.0 million; Average equity: $16.41 million).

2 North America includes United States of America and Canada.

The Company reported net revenue of $180.8 million in 1H 2025, a 16% increase from revenue of $156.3 million in the same period last year, driven by export sales across Asia-Pacific, Europe and North America.

Newly acquired retail operations in Korea, which began in November 2024, contributed $1.5 million in revenue during the period. Singapore and Korea retail stores continue to serve as brand showrooms and design testbeds, providing consumer insights to support HomesToLife’s B2B and B2C product roadmap.

Export sales continued to be the cornerstone of performance, supported by strong demand in Europe (+16%) and North America (+16%), and steady growth in Asia-Pacific (+3%). The leather trading division also posted a 55% revenue increase as it plays a critical supporting role in ensuring raw material availability and pricing stability for the HomesToLife’s business.

Gross profit rose 19% to $49.8 million, compared to $41.9 million in 1H 2024 pro forma results in line with the higher revenue. Gross margin remained stable at 27.6% in 1H 2025 compared to 26.8% in 1H 2024.

	1H 2024 US$’000	% OF REV.	1H 2025 US$’000	% of REV	Y/Y CHANGE	USD’000
Operating expenses
Selling expenses	(26,226)	(16.8)%	(31,092)	(17.2)%	19%	(4,866)
Administrative expenses	(7,978)	(5.1)%	(9,026)	(5.0)%	13%	(1,048)
Listing status maintenance expenses	-	0.0%	(666)	(0.4)%	NA	(666)
IPO audit fees	(311)	(0.2)%	-	0.0%	NA	311

Total Operating Expenses	(34,515)		(40,784)		18%	(6,269)

In 1H 2025, total operating expenses rose 18 % year-over-year to $40.8 million, driven by a 19% increase in selling expenses to $31.0 million. The $4.9 million increase in selling and distribution costs reflects several factors. A key contributor was the disruption in the Suez Canal, which pushed freight rates up 39 % and added US$2.4 million in ocean-shipping costs; these were partially offset by price increases passed on to customers. Additional pressures came from a $1.2 million increase in warranty provisions, a $0.4 million rise in commission expenses, and $0.8 million in start-up costs related to the acquisition of retail operations in South Korea.

General and administrative expenses rose 13% to $9.0 million, which included $0.1 million from the new Korea operations and wage adjustments across HomesToLife and its subsidiaries. HomesToLife also incurred $0.6 million in listing-maintenance expenses in 1H 2025, following its successful Nasdaq listing on October 1, 2024.

These expenses were partially offset by foreign exchange gains of $4.3 million, up from $0.5 million in the same period last year. The increase was mainly driven by favourable movements in accounts receivable denominated in GBP and EUR, which appreciated against the USD between December 31, 2024 and June 30, 2025, as well as accounts payable denominated in CNH, which depreciated against the USD over the period from January 1 to June 30, 2025.

Net income for the period rose 87% to $10.0 million, compared to a pro forma net profit of $5.4 million in 1H 2024, translating to earnings per share of $0.11, up from $0.06 per share.

As of June 30, 2025, the Company remained in a healthy financial position, with $20.0 million in cash and bank balances. Borrowings stood at $23.3 million, primarily due to short-term trade financing facilities to support higher working capital needs from export volume growth.

Net cash used in operating activities was $11.2 million in 1H 2025, largely due to working capital movements. This included a $17.3 million increase in payment to accounts payable, primarily related to growing export volumes. Inventories rose by $2.4 million, mainly from sales under DDU/CIF terms, which increased goods in transit by $2.2 million, and from the start-up of retail operations in Korea. Accounts receivable increased by $4.7 million, in line with the 16% revenue growth.

The Company continues to actively manage its export sales cash conversion cycle, which improved to 78 days from 83 days a year ago. Management expects working capital efficiency to normalize in the six months ending December 31, 2025, supported by stronger seasonal collections and tighter inventory management.

Outlook

The Company anticipates total revenue for FY2025 to range between $340 million and $375 million.

The upper end of this range reflects expectations of a seasonally stronger second half of 2025 compared to 1H 2025 as well as continued momentum in export markets. The lower end takes into account potential headwinds from recently announced U.S. policy statements concerning furniture imports.

The Company plans to continue to maintain a robust liquidity position, ensuring financial flexibility to support its strategic growth initiatives while meeting short-term operational and financing obligations.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife Ltd is a holding company with two core divisions in global furniture industry: a Consumer Retail Division with direct operations in Singapore and Korea, and a Wholesale & Trade Division supplying furniture and leather to retail partners worldwide.

Its integrated model combines retail, distribution, and sourcing, supported by a diversified manufacturing network across China, Italy, Vietnam and India.

HomesToLife has appointed its affiliated entity, the Design, Product Development & Marketing business unit (DPM), to spearhead research, sourcing, design, and value-engineering—ensuring every product is precisely aligned with customer needs and market strategy. With rapid expansion underway across Asia-Pacific, Europe and North America, HomesToLife and its subsidiaries leverage long-standing supplier partnerships and a global footprint to deliver scale, efficiency, and resilience.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect financial condition, results of operations, business strategy and financial needs of the Company and its subsidiaries. Forward-looking statements can be identified by the words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

Roger Ng, Senior Director

Jass Lim, Associate Director

HomesToLife@edelmansmithfield.com

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	December 31, 2024	June 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$24,860,621	$20,071,387
Accounts receivables, net (including receivable from related parties of $928,951 and $353,886 as of December 31, 2024 and June 30, 2025, respectively)	66,928,602	71,669,261
Inventories, net	8,032,089	10,613,295
Amounts due from related parties	2,807,854	4,967,733
Deposit, prepayments and other receivables	5,145,372	7,189,424
Total current assets	107,774,538	114,511,100

Non-current assets:
Property, plant and equipment, net	3,734,157	4,499,588
Right-of-use assets, net	6,632,749	7,256,728
Deferred tax asset, net	636,581	786,384
Total non-current assets	11,003,487	12,542,700

TOTAL ASSETS	$118,778,025	$127,053,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,701,283	$2,867,425
Accounts payable, related parties	72,724,799	55,254,469
Customer deposits	853,626	1,236,916
Accrued liabilities and other payables	4,428,806	6,541,572
Short-term borrowings	15,255,874	23,382,206
Amounts due to related parties	292,753	292,753
Lease liabilities	2,100,281	2,320,101
Warranty liabilities	2,095,842	3,129,470
Derivatives and hedging instruments	-	753,243
Income tax payable	2,467,506	3,546,279
Total current liabilities	102,920,770	99,324,434

Long-term liabilities:
Provision for reinstatement cost	262,479	339,756
Lease liabilities	4,883,321	5,285,905
Total long-term liabilities	5,145,800	5,625,661

TOTAL LIABILITIES	108,066,570	104,950,095

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, $0.0001 par value, 100,000,000 shares authorized,89,687,500 and 89,687,500 shares issued and outstanding as of June 30, 2025 and December 31, 2024*	8,969	8,969
Additional paid-in capital	37,179,424	37,179,424
Accumulated other comprehensive loss	(12,686,896)	(11,318,721)
Accumulated losses	(13,790,042)	(3,765,967)
Total shareholders’ equity	10,711,455	22,103,705

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,778,025	$127,053,800

* The share amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition (see Note 1).

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30,
	2024	2025
Revenues, net
From third parties	$150,461,612	$170,117,861
From related parties	5,850,497	10,656,942
	156,312,109	180,774,803
Cost of goods sold	(114,376,152)	(130,942,258)

Gross profit	41,935,957	49,832,545

Operating expenses:
Sales and distribution expenses	(26,226,218)	(31,092,110)
General and administrative expenses	(7,978,231)	(9,025,931)
Listing expenses	(310,502)	(666,021)
Total operating expenses	(34,514,951)	(40,784,062)

Income from operations	7,421,006	9,048,483

Other income (expenses):
Interest expense	(387,263)	(730,372)
Interest income	95,040	16,246
Government subsidies	21,232	16,950
Foreign exchange gain, net	532,909	4,293,633
Net gain from related parties debt restructuring	-	1,460,543
Professional fees on acquisition of HTL Marketing	-	(1,261,560)
Scrap sofa sale income	303,452	223,263
Sundry income	81,816	39,404
Change in fair value of derivatives and hedging instruments	(1,064,841)	(753,243)
Total other (expense) income, net	(417,655)	3,304,864

Income before income taxes	7,003,351	12,353,347

Income tax expense	(1,637,735)	(2,329,272)

NET INCOME	$5,365,616	$10,024,075

Other comprehensive income (loss):
– Foreign currency translation adjustments	(1,648,993)	1,368,175

COMPREHENSIVE INCOME	$3,716,623	$11,392,250

Weighted average number of ordinary shares:
Basic and diluted *	88,250,000	89,687,500

EARNINGS PER SHARE – BASIC AND DILUTED	$0.06	$0.11

* The share amounts and per share data are presented on a retroactive basis, giving the effect from the completion of common control acquisition (see Note 1).

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME – SEGMENT REPORTING

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30, 2024
	Retail Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$2,003,351	$147,484,078	$974,183	$-	$150,461,612
From related parties	-	773,015	5,077,482	-	5,850,497
	2,003,351	148,257,093	6,051,665	-	156,312,109
Cost of goods sold	(776,807)	(107,820,138)	(5,779,207)	-	(114,376,152)

Gross profit	1,226,544	40,436,955	272,458	-	41,935,957

Operating expenses:
Sales and distribution	(1,362,959)	(24,754,901)	(108,358)	-	(26,226,218)
General and administrative	(616,212)	(7,262,510)	(3,553)	(95,956)	(7,978,231)
Listing expenses	-	-	-	(310,502)	(310,502)
Total operating expenses	(1,979,171)	(32,017,411)	(111,911)	(406,458)	(34,514,951)

Operating (loss) profit	(752,627)	8,419,544	160,547	(406,458)	7,421,006

Other income (expenses):
Interest expense	(93,345)	(143,112)	(150,806)	-	(387,263)
Interest income	-	94,861	179	-	95,040
Government subsidies	13,689	7,543	-	-	21,232
Foreign exchange gain (loss), net	(523)	532,768	2,176	(1,512)	532,909
Scrap sofa sale income	-	303,452	-	-	303,452
Sundry income	27,144	54,669	3	-	81,816
Change in fair value of derivatives and hedging instruments	-	(1,064,841)	-	-	(1,064,841)
Total other expense, net	(53,035)	(214,660)	(148,448)	(1,512)	(417,655)

Income (loss) before income expense	(805,662)	8,204,884	12,099	(407,970)	7,003,351
Income tax expense	-	(1,635,679)	(2,056)	-	(1,637,735)

Segment income (loss)	$(805,662)	$6,569,205	$10,043	$(407,970)	$5,365,616

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME – SEGMENT REPORTING

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30, 2025
	Retail Sales	Export Sales	Leather Trading	Corporate and unallocated	Total
Revenues, net
From third party	$3,382,273	$166,459,189	$276,399	$-	$170,117,861
From related parties	-	1,550,023	9,106,919	-	10,656,942
	3,382,273	168,009,212	9,383,318	-	180,774,803
Cost of goods sold	(1,401,494)	(120,526,294)	(9,014,470)	-	(130,942,258)

Gross profit	1,980,779	47,482,918	368,848	-	49,832,545

Operating expenses:
Sales and distribution	(2,404,689)	(28,634,760)	(52,661)	-	(31,092,110)
General and administrative	(906,968)	(8,099,908)	(3,025)	(16,030)	(9,025,931)
Listing expenses	-	-	-	(666,021)	(666,021)
Total operating expenses	(3,311,657)	(36,734,668)	(55,686)	(682,051)	(40,784,062)

Operating profit (loss)	(1,330,878)	10,748,250	313,162	(682,051)	9,048,483

Other income (expenses):
Interest expense	(125,183)	(394,423)	(210,766)	-	(730,372)
Interest income	130	15,946	170	-	16,246
Government subsidies	12,238	4,712	-	-	16,950
Foreign exchange gain (loss), net	(9,647)	4,292,067	6,215	4,998	4,293,633
Net gain from related parties debt restructuring	-	-	-	1,460,543	1,460,543
Professional fees on acquisition of HTL Marketing	-	(133,960)	-	(1,127,600)	(1,261,560)
Scrap sofa sale income	-	223,263	-	-	223,263
Sundry income (expense)	78,284	21,551	7	(60,438)	39,404
Change in fair value of derivatives and hedging instruments	-	(753,243)	-	-	(753,243)
Total other income (expenses), net	(44,178)	3,275,913	(204,374)	277,503	3,304,864

Income (loss) before income expense	(1,375,056)	14,024,163	108,788	(404,548)	12,353,347
Income tax expense	-	(2,310,779)	(18,493)	-	(2,329,272)

Segment income (loss)	$(1,375,056)	$11,713,384	$90,295	$(404,548)	$10,024,075

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six Months ended June 30,
	2024	2025
Cash flows from operating activities:
Net income	$5,365,616	$10,024,075
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of property, plant and equipment	95,004	142,739
Amortization of operating right-of-use assets	890,642	1,118,679
Allowance (reversal) for obsolete inventories	120,699	(164,167)
Benefit for deferred income taxes	(27,357)	(136,389)
(Written-off) provision for allowance for expected credit losses	(8,453)	4,665
Provision for warranty liabilities	2,769,218	4,004,614
(Reversal) provision for reinstatement cost	(56,503)	77,277
Changes in operating leases	(764,938)	(1,159,429)
Change in fair value of derivatives and hedging instruments	1,064,841	753,243
Written-off property, plant and equipment	13,858	-

Change in operating assets and liabilities:
Accounts receivables	(1,990,471)	(4,745,325)
Inventories	(966,774)	(2,417,038)
Deferred offering cost	(763,877)	-
Deposit, prepayments, and other receivables	(1,941,737)	(2,044,057)
Accounts payable	(13,673,912)	(17,304,187)
Customer deposits	25,303	383,291
Accrued liabilities and other payables	(396,701)	2,112,765
Warranty liabilities	(2,706,303)	(2,970,986)
Income tax payable	1,031,205	1,078,773
Net cash used in operating activities	(11,920,640)	(11,241,457)

Cash flows from investing activities:
Purchase of property, plant and equipment	(450,220)	(557,755)
Net cash used in investing activities	(450,220)	(557,755)

Cash flows from financing activities:
Net proceeds from short-term borrowings	9,036,565	8,126,333
Amounts due from related parties	4,579,697	(9,226,649)
Amount due to related parties	(2,051,283)	-
Amount due from related parties - Reorganization and scrapping	(2,556,410)	7,066,770
Net cash provided by financing activities	9,008,569	5,966,454

Effect of foreign exchange rates on cash and cash equivalents	(796,843)	1,043,524

Net change in cash and cash equivalents	(4,159,134)	(4,789,234)

BEGINNING OF PERIOD	22,624,972	24,860,621

END OF PERIOD	$18,465,838	$20,071,387

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$604,730	$1,398,808
Cash paid for interest	$282,280	$570,293

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shares issued for common control acquisition	$75,000,000	$75,000,000
Related parties balances under offsetting arrangement upon reorganization	$(493,039)	$15,337,816

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

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